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                                             Filed pursuant to Section 424(b)(3)
                                                        Prospectus Supplement to
                                               Prospectus dated October 28, 2002
                                                              File no: 333-90258

  SUPPLEMENT TO OFFER TO EXCHANGE EACH OUTSTANDING SHARE OF NEW PREFERRED STOCK
                                       OF
                         FIRSTCITY FINANCIAL CORPORATION
                       FOR, AT THE ELECTION OF THE SELLER,

        $10.00 NET TO THE SELLER IN CASH AND 2 SHARES OF COMMON STOCK, OR

          $8.00 NET TO THE SELLER IN CASH AND 3 SHARES OF COMMON STOCK

     THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 4, 2002 UNLESS THE OFFER IS EXTENDED.

         This prospectus supplement relates to the offer by FirstCity Financial Corporation, upon the terms and subject to the conditions set forth in the prospectus dated October 28, 2002 previously filed with the Securities and Exchange Commission (which we refer to as the "original prospectus"), to acquire each share of its New Preferred Stock, par value $0.01, held by you for, at your election, either

         o        Cash of $10.00 and two shares of its common stock, par value
                  $0.01, or

         o        Cash of $8.00 and three shares of its Common Stock.

As of November 26, 2002, approximately 1,015,404 shares, or approximately 83.0%, of New Preferred Stock have been deposited with the exchange agent.

         On November 26, 2002, FirstCity entered into a funding agreement and reached agreement on definitive loan documentation with respect to the $16 million non-recourse loan by Bank of Scotland to FirstCity, secured by (among other things) a 20% interest in Drive, which will provide the cash portion of the consideration of the exchange offer. In accordance with the rules of the SEC, the offer will remain open until 12:00 midnight on Wednesday, December 4, 2002, unless extended.

         Other than the fact that FirstCity and Bank of Scotland have executed the Funding Agreement and reached agreement on definitive loan documentation for the $16 million non-recourse loan and the change in the expiration date, all other terms of the exchange offer remain the same. The most significant conditions to the exchange offer include:

         (1) the closing the $16 million non-recourse loan by Bank of Scotland to FirstCity,

         (2) the tender of at least 80% of the outstanding shares of New Preferred Stock,

         (3) the lack of any change or development involving a prospective change in or affecting FirstCity's business or financial affairs that, in the reasonable judgment of FirstCity's board of directors, would or might prohibit, restrict or delay consummation of the exchange offer or materially impair the contemplated benefits to FirstCity of the exchange offer.

         This prospectus supplement modifies and supercedes certain information included in the original prospectus to reflect agreement on definitive loan documentation for the $16 million non-recourse loan and the change to the expiration date. This prospectus supplement should be read in conjunction with the original prospectus and related letter of transmittal.

         Stockholders who have already tendered their shares of New Preferred Stock pursuant to the exchange offer and who have not withdrawn such shares do not need to take any further action to receive the exchange offer consideration if their shares are accepted for exchange pursuant to the offer. Stockholders who wish to tender but have not done so, should follow the instructions included in the prospectus and letter of transmittal previously mailed to them.

         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION OR THE SECURITIES TO BE ISSUED UNDER THIS PROSPECTUS, DETERMINED THE FAIRNESS OR MERITS OF THIS TRANSACTION OR PROSPECTUS, OR DETERMINED IF THIS TRANSACTION OR PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                                 EXCHANGE AGENT

         American Stock Transfer and Trust Company has agreed to provide services as exchange agent for the exchange offer. All deliveries and correspondence sent to the exchange agent should be directed to 59 Maiden Lane - Plaza Level, New York, New York 10038.

                             ADDITIONAL INFORMATION

         Requests for assistance or additional copies of this document or the related letter of transmittal should be delivered to Georgeson Shareholder, 17 State Street, 10th Floor, New York, N.Y. 10004. Banks and brokers call collect:
(212) 440-9800. All others call toll free: (866) 233-9045 or contact Suzy W. Taylor at (866) 652-1810.

          The date of this Prospectus Supplement is November 27, 2002.
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                                 SPECIAL FACTORS

BACKGROUND OF THE RECAPITALIZATION

         The discussion set forth in the original prospectus under "Special Factors - Background of the Recapitalization" is amended and supplemented as follows:

         Funding Agreement Concerning $16 Million Non-Recourse Loan. On November 26, 2002, FirstCity and Bank of Scotland executed a letter agreement (the "Funding Agreement") that provides that Bank of Scotland will lend FirstCity Consumer Lending Corporation, a wholly-owned subsidiary of FirstCity, $16 million on the terms and conditions set forth in a promissory note attached to the Funding Agreement if and when the conditions set forth in the Funding Agreement are fulfilled or waived by Bank of Scotland. FirstCity will use this $16 million loan to provide the cash portion for the exchange offer, pay certain fees with respect to the recapitalization, and to reduce indebtedness owed to the Senior Lenders.

DESCRIPTION OF THE TERMS OF THE RECAPITALIZATION

         The discussion set forth in the original prospectus under "Special Factors - Description of the Terms of the Recapitalization" is hereby amended and supplemented as follows:

         On November 26, 2002, FirstCity and Bank of Scotland executed a letter agreement (the "Funding Agreement") that provides that Bank of Scotland will lend FirstCity Consumer Lending Corporation, a wholly-owned subsidiary of FirstCity, $16 million on the terms and conditions set forth in a promissory note attached to the Funding Agreement if and when the conditions set forth in the Funding Agreement are fulfilled or waived by Bank of Scotland. FirstCity will use this loan to provide the cash portion for the exchange offer, pay certain fees with respect to the recapitalization, and to reduce indebtedness owed to the Senior Lenders. The Funding Agreement provides that if the $16 million loan is not closed by December 31, 2002 (or any later date consented to by Bank of Scotland), the provisions of the Funding Agreement will be void. The terms of the Funding Agreement and the promissory note were obtained pursuant to arms-length negotiations with Bank of Scotland.

         The obligation of Bank of Scotland to make the $16 million loan is subject to the following conditions being fulfilled to the satisfaction of Bank of Scotland or waived by Bank of Scotland by the closing date of the $16 million loan:

         o there exist no defaults under the Funding Agreement, the promissory note and other documents between FirstCity and the Senior Lenders, and all representations and warranties made by FirstCity and its affiliates in those documents are true and correct in all material respects,

         o if requested by Bank of Scotland, FirstCity has delivered to Bank of Scotland a duly completed Form U-1 of the Board of Governors of the Federal Reserve System,

         o FirstCity has delivered to Bank of Scotland certain officers' certificates and charter documents,

         o the general partner of Drive and the required voting percentage of the members of the general partner of Drive have consented to the pledge of FirstCity's partnership interests in Drive, and all other conditions required by the charter documents of the entities in which FirstCity is pledging an interest to secure the loan have been fulfilled,

         o the promissory note, the Guarantee Agreement, the Stock Pledge Agreement, the Collateral Assignment, and the Fee Letter (as described below) have been executed and delivered, and any disclosure letter delivered by FirstCity in connection with the promissory note is satisfactory to Bank of Scotland,

         o all financing statements with respect to the loan are satisfactory to Bank of Scotland and have been filed, Bank of Scotland has received evidence as to the absence of liens on any collateral with respect to the loan, and certain other actions with respect to perfection of the security interest of Bank of Scotland have been taken,

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         o        with respect to the exchange offer,

                  o holders of no fewer than 80% of the outstanding shares of New Preferred Stock shall have accepted the exchange offer, tendered their shares to the exchange agent for exchange in accordance with the terms the exchange offer and not withdrawn their shares, and Bank of Scotland has received a certificate from the exchange agent on the closing date to that effect,

                  o (1) the registration statement registering the shares of Common Stock offered in the exchange offer has become effective and is not the subject of any "stop order, " and (2) no legal action is pending or threatened before or by any government authority seeking to withdraw any shares tendered pursuant to the exchange offer if the result of such legal action (if adversely determined) would cause the aggregate number of outstanding shares tendered and not withdrawn or sought to be withdrawn to be fewer than 80% of the outstanding shares of New Preferred Stock,

                  o the opinions of counsel delivered to FirstCity or its subsidiaries by counsel for such entity in connection with the exchange offer or any matter related to the exchange offer have been delivered to Bank of Scotland, together with a letter from each such counsel stating that Bank of Scotland may rely upon the opinions with the same effect as if the opinions were addressed to Bank of Scotland,

         o FirstCity has delivered a written notice to Bank of Scotland requesting that it make the loan, along with a notice of conversion described in the promissory note,

         o all orders, permissions, consents, approvals, licenses, authorizations and validations of, and filings, recordings and registrations with, and exemptions by, any government authority, or any other person, required to authorize or required in connection with the execution, delivery and performance of the Funding Agreement and the other documents executed in connection with the Funding Agreement and the transactions contemplated thereby (including the exchange offer) by any party to such agreements have been obtained,

         o none of certain members of management of Drive have resigned as an officer or employee of Drive or advised any of the parties of his intention to do so,

         o documentation refinancing FirstCity's existing debt facilities with the Senior Lenders has been executed and delivered and become effective,

         o documentation with respect to the new financing to FirstCity by Bank of Scotland has been executed, delivered and closed,

         o neither FirstCity Funding L.P. nor Drive has declared or paid any dividend, or agreed to do so, other than certain dividends required pursuant to the Shareholders Agreement with respect to Drive and for dividends consented to by Bank of Scotland in writing,

         o an intercreditor agreement among Bank of Scotland and certain of its affiliates has been executed,

         o Bank of Scotland has received, and is satisfied with, the year-to date financial statements of FirstCity, certain of its subsidiaries, and Drive,

         o FirstCity has purchased the 20% interest in FirstCity Holdings Corporation from the FCHC Group, on terms satisfactory to all parties,

         o in the opinion of Bank of Scotland, there has been no material adverse change since December 31, 2001 with respect to Drive and certain of its affiliates taken as a whole or any member thereof or with respect to FirstCity and certain of its affiliates taken as a whole, or any the primary obligors under the current credit facility of FirstCity with the Senior Lenders. Bank of Scotland has not become aware of any previously

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                  undisclosed information with respect to FirstCity, Drive, the management group of Drive, and certain of their respective affiliates that, in the opinion of Bank of Scotland, would have such a material adverse effect,

         o none of FirstCity, Drive, the Senior Lenders or certain of their respective affiliates have been (in the opinion of Bank of Scotland) the subject of ridicule, contempt or disgrace, or had its business, operations or reputation adversely affected, by virtue of any act (or omission to act) by any of FirstCity, Drive, the management group of Drive, or their respective affiliates. Bank of Scotland has not become aware of any previously undisclosed information with respect to any such entities which, in the opinion of Bank of Scotland, would (if publicly disclosed) subject any of FirstCity, Drive, the Senior Lenders or certain of their respective affiliates to ridicule, contempt or disgrace or adversely affect the business, operations or reputation of FirstCity, Drive, the Senior Lenders or certain of their respective affiliates,

         o        Bank of Scotland has received certain legal opinions,

         o (1) no provision of applicable law or the interpretation of such law by any government authority, in the opinion of Bank of Scotland, has made it illegal for Bank of Scotland or any parent of Bank of Scotland to effect the transactions contemplated by the Funding Agreement or related documents,
                  (2) no legal action is pending or threatened before or by any government authority seeking to restrain, prohibit, make illegal or delay materially, or seeking damages from any of FirstCity and its affiliates that are parties to the loan documentation or any of Bank of Scotland and certain of its affiliates in connection with, or to impose any materially adverse conditions on such parties in connection with, the consummation of the transactions contemplated by the Funding Agreement, the exchange offer or any other document executed in connection with the Funding Agreement, and (3) no legal action is pending or threatened before or by any government authority against certain parties that, in the opinion of Bank of Scotland, could (if adversely determined) have a material adverse effect on any of the foregoing Entities or which challenges the legality or propriety of any past or present business practice of any of Drive or certain of its affiliates or would adversely affect the reputation of any FirstCity, Drive, Bank of Scotland or certain of their respective affiliates,

         o all corporate, partnership, limited liability company and other legal matters and all instruments in connection with the transactions contemplated by the Funding Agreement and the other documents referred to in the Funding Agreement are reasonably satisfactory in form and substance to Bank of Scotland, and Bank of Scotland has received all information and copies of all documents which it may reasonably have requested to be certified by proper company officials or government authorities, and

         o FirstCity has paid certain fees and expenses of counsel for Bank of Scotland and certain of its affiliates.

         The Funding Agreement also provides that the obligation of Bank of Scotland to purchase the 20% interest in Drive pursuant to the Securities Purchase Agreement has expired. The Funding Agreement further provides for certain indemnification obligations of FirstCity with respect to Bank of Scotland and its affiliates.

         The promissory note provides that the annual interest rate for the loan will be (a) if it is a loan that bears interest with respect to the LIBOR, 1% in excess of LIBOR for the Eurodollar interest period selected by FirstCity or (b) if it is a loan that bears interest with respect to a base rate, the higher of
(i) the federal funds rate plus 1/2% or (ii) the Bank of Scotland prime rate. The loan will initially bear interest at the base rate, and will convert to a loan that bears interest with respect to LIBOR upon a notice of conversion by FirstCity. Interest on the promissory note is payable at the expiration of the applicable Eurodollar interest period (with this period not to be longer than one month) or on the last business day of each month, depending on the interest rate election. The promissory note matures on the fifth anniversary of the promissory note.

         The promissory note provides that FirstCity will, within two business days of the receipt by FirstCity and certain of its affiliates of any net proceeds from any transfer of any interest in Drive owned by FirstCity, prepay the promissory note by an amount equal to the Specified Percentage of the amount of net proceeds received. In addition, FirstCity will, within two business days of the receipt by FirstCity and certain of its affiliates of any Distributable Dividend (as defined in the promissory note) by Drive to FirstCity, prepay the promissory note by an amount equal to the Specified Percentage of the amount of the Distributable Dividend, and within two business days

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of the receipt by FirstCity and certain of its affiliates of a Debt Distribution
(as defined in the promissory note), prepay the promissory note by an amount equal to the Specified Percentage of the amount of such Debt Distribution. The "Specified Percentage" is a percentage equal to 20% divided by the percentage of all outstanding general partnership interests in Drive owned by FirstCity and certain of its affiliates.

         The promissory note provides that, except in certain circumstances described in the promissory note, the promissory note will be a non-recourse obligation of FirstCity and FirstCity Consumer Lending Corporation. The promissory note contains customary representations, warranties and covenants, along with customary events of default, including for breaches of these representations, warranties and covenants and for a default under certain other indebtedness, including indebtedness of FirstCity and its affiliates to the Senior Lenders.

         FirstCity will execute a Guarantee Agreement in which it will guarantee the obligations of its subsidiary, FirstCity Consumer Lending Corporation, who is the borrower pursuant to the promissory note.

         In connection with the closing of the Funding Agreement and the promissory note, FirstCity Consumer Lending Corporation and FirstCity Funding L.P., two subsidiaries of FirstCity, will execute a Collateral Assignment of Partnership and LLC Interests, pursuant to which Bank of Scotland will be granted a security interest in (1) 20% of all general partner and limited partner membership interests in Drive held by FirstCity, the right of FirstCity to receive the net proceeds from any transfer of such collateral, (2) such net proceeds, (3) 20% of Distributable Dividends (other than certain tax distributions), and (4) 20% of any indebtedness of Drive incurred after closing payable to such entities. In addition, FirstCity and FirstCity Funding GP Corp. will execute a Stock Pledge Agreement pursuant to which such companies will pledge to Bank of Scotland shares in FirstCity Consumer Lending Corporation and FirstCity Funding GP Corp., along with 20/31 of certain indebtedness of Drive owed to FirstCity and FirstCity Funding GP Corp. The rights of Bank of Scotland in the collateral are limited so that under no circumstances will Bank of Scotland realize upon collateral that represents a record or beneficial interest in more than 20% of all outstanding Drive Partnership Interests (as defined in the Stock Pledge Agreement).

         Also in connection with the closing of the Funding Agreement, FirstCity, FirstCity Consumer Lending Corporation and Bank of Scotland will enter into a Fee Letter. The Fee Letter provides that whenever (x) a Disposition (as defined in the Fee Agreement) or Distributable Dividend (as defined in the promissory note) occurs with respect to Drive or certain debt of Drive and (y) the aggregate amount of the proceeds from (i) all previous Dispositions or Distributable Dividends occurring after the date of the Fee Letter and (ii) all other Dispositions and Distributable Dividends occurring at the same time as the Disposition or Distributable Dividend in question, exceeds $16 million, then FirstCity and FirstCity Consumer Lending Corporation will pay Bank of Scotland 4% of the amount equal to (1) the aggregate proceeds received by FirstCity and its affiliates since December 1, 2002 (after giving effect to such Disposition or Distributable Dividend) less (2) $16 million less (3) the aggregate amount of the proceeds from Dispositions and Distributable Dividends previously paid to Bank of Scotland pursuant to the Fee Letter. The obligation of FirstCity Consumer Lending Corporation to pay Bank of Scotland pursuant to the terms of the Fee Letter survives payment in full of the $16 million loan.

                                    THE OFFER

AMENDED TERMS OF THE OFFER

         The discussion set forth in the original prospectus regarding the terms of the offer is hereby amended and supplemented as follows:

         The term "Expiration Date" means 12:00 midnight, New York City time, on December 4, 2002, unless and until FirstCity extends the period of time for which the exchange offer is open, in which event the term "Expiration Date" means the latest time and date at which the exchange offer, as so extended by FirstCity, expires.

         Other than the fact that FirstCity and Bank of Scotland have executed the Funding Agreement and reached agreement on definitive loan documentation with respect to the $16 million non-recourse loan, as described above, and the change in the expiration date, all other terms of the exchange offer remain the same.

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CONDITIONS TO THE OFFER

         The offer is subject to the conditions set forth in the original prospectus under "Certain Conditions of the Exchange Offer."

         The discussion set forth under " - Effective Registration Statement" in that section is hereby amended and supplemented as follows:

         On October 22, 2002, the registration statement on Form S-4 of which the original prospectus is a part was declared effective under the Securities Act of 1933, as amended.

PROCEDURE FOR TENDERING SHARES

         Stockholders who have already tendered their shares of New Preferred Stock pursuant to the exchange offer and who have not withdrawn such shares do not need to take any further action to receive the exchange offer consideration if their shares are accepted for exchange pursuant to the offer.

         Stockholders who wish to tender but have not done so, should follow the instructions included in the prospectus and letter of transmittal previously mailed to them. As a result of the extension of the offer, tendering stockholders are entitled to withdraw tendered shares until 12:00 midnight, New York City time, on Wednesday, December 4, 2002.

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                  The Exchange Agent for the exchange offer is:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY

          By mail:                           By hand/overnight courier:
        American Stock                              American Stock
   Transfer & Trust Company                   Transfer & Trust Company
 59 Maiden Lane - Plaza Level               59 Maiden Lane - Plaza Level
   New York, New York 10038                   New York, New York 10038

         For requests for assistance or for additional copies, contact:

                              GEORGESON SHAREHOLDER

                           17 State Street, 10th Floor
                               New York, NY 10004

                 Banks and Brokers call collect: (212) 440-9800
                    All others call toll free: (866) 233-9045



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